82-49979


Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, June 9, 200


03022659


SEC MAIL PROCESSING
RECEIVED
JUN 1 1 2003
WASH., D.C. 188 SECTION

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

This is to inform that shareholders representing more than 90% of the voting stock of Duke Energy International, Geração Paranapanema S.A. attended an Extraordinary General Shareholders' Meeting held on this date, in order to resolve about the resignation tendered by the President of the Board of Directors, Mr. **Michael Lawrence Dulaney,** American, married, executive, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Av. das Nações Unidas, No. 12.901, North Tower (Torre Norte), 31st floor, N-3102, suite 5, Brooklin, in the City of São Paulo, State of São Paulo, bearer of the Foreign Identification Card RNE. No. V080897-1-DPMAF\SR\DPF\DF and enrolled with C.P.F. under No. 134.831.748-50.

Initially, the Shareholders took cognizance of the resignation tendered by Mr. **Michael Lawrence Dulaney**, who had been elected as sitting member of the Board of Directors at the Extraordinary General Meeting held on October 25, 2002. Immediately thereafter, the Shareholders elected Mr. **Paulo Henrique Siqueira Born**, Brazilian, single, engineer, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Av. das Nações Unidas, 12.901, Torre Norte (North Tower), 30th floor, City of São Paulo, State of São Paulo, bearer of Identity Card No. nº 1.126.630 SSP/PR and enrolled with the C.P.F. under No. 318.278.109-04 as the new sitting member of the Board of Directors, who will serve until October 25, 2005 or until his


Duke
Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

replacement. The new Director shall be invested into office upon signing of the competent instrument of investiture, drawn up in the company's corporate book, and shall be entitled to a remuneration in an amount not to exceed the amount paid to the dismissing member.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.



P. ______________________________
Jorge Yoshimura
Financial/Investors' Relationship Officer